SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No. 5

Dell Inc.
________________________________________________________
(Name of Issuer)

Common Stock
_______________________________________________________
(Title of Class and Securities)

24702R101
_______________________________________________________

(CUSIP Number of Class of Securities)

O. Mason Hawkins
Chairman of the Board and C.E.O.

Southeastern Asset Management, Inc.
6410 Poplar Avenue, Suite 900
Memphis, TN  38119
(901) 761-2474
___________________________________________________________

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 13, 2013
___________________________________________
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

SCHEDULE 13D

CUSIP No. 24702R101

1		NAME OF REPORTING PERSONS Southeastern Asset Management, Inc. I.D. No. 62-0951781
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00: Funds of investment advisory clients
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (Discretionary Accounts) 73,291,220 shares
	8	SHARED OR NO VOTING POWER 55,878,000 shares (Shared) 16,980,438 shares (No Vote)
	9	SOLE DISPOSITIVE POWER (Discretionary Accounts) 90,271,658 shares
	10	SHARED DISPOSITIVE POWER 55,878,000 shares (Shared) 0 shares (None)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,149,658* shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☒ See Item 5(a)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2%
14		TYPE OF REPORTING PERSON IA

* This amount includes 25,000,000 in Securities underlying shares in options, but excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.  This amount also excludes 80,468,322 in Securities beneficially owned by the Icahn Parties. See Item 5.

SCHEDULE 13D

CUSIP No. 24702R101

1		NAME OF REPORTING PERSONS O. Mason Hawkins I.D. No. XXX-XX-XXXX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00: None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (Discretionary Accounts) None
	8	SHARED OR NO VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None 0 shares (None)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14		TYPE OF REPORTING PERSON IN

This Amendment No. 5 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 8, 2013, as amended by Amendment No. 1 filed on February 12, 2013, Amendment No. 2 filed on March 5, 2013, Amendment No. 3 filed on March 15, 2013  and Amendment No. 4 filed on May 10, 2013 (the “Schedule 13D”), which relates to the common stock, par value $0.01 (the “Securities”) of Dell Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following immediately after the eighth paragraph thereof:

On May 13, 2013, Longleaf Partners Fund delivered a letter to the Issuer notifying the Issuer that it intends to nominate the following six persons (the “Southeastern Nominees”) as nominees to the Board of Directors of the Issuer at the Issuer’s 2013 Annual Meeting of Stockholders or any other meeting at which Directors may be elected:

Matthew C. Jones
Bernard Lanigan, Jr.
Rahul N. Merchant
Peter van Oppen
Howard Silver
David A. Willmott

In addition, the Icahn Parties (as defined herein) have informed Southeastern that the Icahn Parties intend to submit a notice to the Issuer on May 13, 2013 to nominate the following six persons (the “Icahn Nominees”) as nominees to the Board of Directors of the Issuer at the Issuer’s 2013 Annual Meeting of Stockholders or any other meeting at which Directors may be elected:

Carl C. Icahn
Harry Debes
Dr. Rajendra Singh
Gary Meyers
Daniel Ninivaggi
Jonathan Christodoro

Southeastern and the Icahn Parties intend to solicit proxies for the Southeastern Nominees and the Icahn Nominees as a single slate, and intend to jointly, prepare, file and mail a proxy statement in connection with such solicitation with respect to the Issuer’s 2013 Annual Meeting of Stockholders or any other meeting at which Directors may be elected.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2013
Southeastern Asset Management, Inc.

By:	/s/ O. Mason Hawkins
Name: O. Mason Hawkins
Title: Chairman of the Board and Chief Executive Officer

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of May 13, 2013.

Southeastern Asset Management, Inc.

By:	/s/ O. Mason Hawkins
Name: O. Mason Hawkins
Title: Chairman of the Board and Chief Executive Officer

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins